[redacted]

OD 9/13/13

SECUR 13025783 RECEIVED

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH. D.C.
193

2013 AUG 29 PM 2: 06

SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-36491~~ 8-36492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Raymond Avenue
(No. and Street)

Poughkeepsie	NY	12603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen Abbate 845-485-3338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb P.A.
(Name – *if individual, state last, first, middle name*)

432 Park Avenue South, 10th Floor	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 10/4/13 KW 9/27/13

OATH OR AFFIRMATION

I, Amy Napolitano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Capital Services, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MONIKA A KORT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KO6030879
Qualified in Ulster County
My Commission Expires September 20, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

LVW LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman Ciocia, Inc.) as of June 30, 2013, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Capital Services, Inc. as of June 30, 2013 and the results of its operations and its cash flows for the year ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

Leggett Vogt & Webb, P.A.

Certified Public Accountants

New York, New York
August 28, 2013

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2013

ASSETS

Cash and cash equivalents	$ 1,341,148
Restricted cash and cash equivalents	190,054
Commissions receivable	1,823,646
Securities owned at market value ($12,914 cost)	13,005
Intangible assets (net of accumulated amortization of $2,323,317)	147,271
Goodwill	2,687,244
Receivable from Parent	69,060
Other	137,755
Total assets	$ 6,409,183

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 1,207,722
Accounts payable and other accrued liabilities	165,532
Total liabilities	1,373,254
Stockholder's equity	
Common stock, class A; $.01 par value; 5,000 shares authorized; 1,525 shares issued and outstanding	15
Common stock, class B; $.01 par value; 5,000 shares authorized; none issued	-
Preferred stock; $.01 par value; 10,000 shares authorized; none issued	-
Additional paid-in capital	4,582,710
Retained earnings	453,204
Total stockholder's equity	5,035,929
Total liabilities and stockholder's equity	$ 6,409,183

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF OPERATIONS

Year ended June 30, 2013

Revenues	
Commissions	$21,546,671
Trading gains, net	558,849
Interest	9,515
Other	605,987
	22,721,022
Operating expenses	
Commissions affiliate	5,887,282
Commissions non-affiliate	6,946,119
Overhead fee to affiliate	7,675,060
Brokerage and licensing fees	826,571
Amortization	163,039
Other	234,637
	21,732,708
Net income	$ 988,314

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2013

	Class A common stock *	Class B common stock	Preferred stock	Additional paid-in capital	(Accumulated deficit)/ retained earnings	Total stockholder's equity
Balance at June 30, 2012	$ 15	$ -	$ -	$4,582,710	$ (535,110)	$4,047,615
Net Income					988,314	988,314
Balance at June 30, 2013	$ 15	$ -	$ -	$4,582,710	$ 453,204	$5,035,929

* 1,525 shares issued and outstanding

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF CASH FLOWS

Year ended June 30, 2013

Cash flows from operating activities	
Net income	$ 988,314
Adjustment to reconcile net income to net cash and cash equivalents provided by (used in) operating activities	
Amortization	163,039
(Increase) decrease in operating assets	
Commissions receivable	77,855
Securities owned at market value	(5,353)
Receivable from parent	(69,060)
Other	40,188
Increase (decrease) in operating liabilities	
Commissions payable	(129,536)
Payable to Parent	(199,417)
Accounts payable and other accrued liabilities	(144,599)
Net cash provided by operating activities	721,431
Cash flows from investing activities	
Due from employees	228,513
Net cash provided by investing activities	228,513
Net increase in cash and cash equivalents	949,944
Cash and cash equivalents at beginning of year	391,204
Cash and cash equivalents at end of year	$1,341,148
Supplemental disclosure of cash information:	
Cash and cash equivalents paid during the year for	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

June 30, 2013

NOTE A - ORGANIZATION AND BUSINESS

Prime Capital Services, Inc. ("Prime" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Gilman Ciocia, Inc. ("Gilman"), a publicly owned Delaware corporation. The Company, in addition to conducting proprietary and principal transactions for both over the counter and fixed income securities, is engaged in a retail business focusing on financial planning including referrals from Gilman to generate commission revenue through the sale of securities and insurance products, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii). All customer accounts are cleared through National Financial Services LLC.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary and principal transactions of both over-the-counter and fixed-income securities are reflected on a trade-date basis, with any realized gains or losses reflected on the statement of operations. Customer securities transactions are recorded on a settlement-date basis with commission income and expense recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased are stated at quoted market values and the resulting unrealized gains and losses are reflected in the statement of operations.

Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value. Cash at times may exceed FDIC insurable limits.

Marketable Securities

The Company's short-term investments consist of trading securities and are stated at quoted market values, with unrealized gains and losses reported as investment income in earnings. Realized gains, realized losses and declines in value deemed to be other-then-temporary, are included in trading gains, net. All gains and losses are calculated on the basis of specific-identification method. Interest earned is included in earnings.

NOTE B – (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, receivables, and accounts payable, approximated fair value as of June 30, 2013.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such commission receivable outstanding. As of June 30, 2013, management believes such commissions receivable are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

Commission Income

The Company records commission income on mutual funds, insurance products and other agency trades on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. In addition, under the Prime Capital Services, Inc. Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. The Company has established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately

NOTE B – (continued)

reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of June 30, 2013, the Company had accrued approximately $25,000 for these matters. A majority of these claims are covered by the Company's errors and omissions insurance policy. While we will vigorously defend ourselves in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Income Taxes

The Company files a consolidated federal income tax return and a combined return for state and local purposes with Gilman. In July 2002, the Company entered into a tax sharing agreement with Gilman whereby the Company computes a separate federal, state and local income tax liability/benefit which is reflected as an intercompany receivable/payable to Gilman to the extent that there is a consolidated income tax liability/benefit.

Impairment of Intangible Assets

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows. The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The measurement of fair value in lieu of a public market for such assets or a willing unrelated buyer relies on management's reasonable estimate of what a willing buyer would pay for such assets. Management's estimate is based on its knowledge of the industry, what similar assets have been valued in sales transactions, current market conditions and independent valuations. Intangible assets with indefinite lives will be subject to impairment.

Identified definite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Amortization of finite-lived intangible assets is calculated on a straight-line basis over 15-20 years.

NOTE C – FAIR VALUE MEASUREMENTS

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy of our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table sets forth the assets as of June 30, 2013 which are recorded on the balance sheet at fair value on a recurring basis by level within the fair value hierarchy. As required, these are classified based on the lowest level of input that is significant to the fair value measurement:

Description	Total Fair Value of	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash equivalents	$ 190,548	$ 190,548
Marketable securities	$ 13,005	$ 13,005

Cash and cash equivalents of $1,531,202, includes money market securities of $190,548. The carrying value of our cash and cash equivalents, accounts payable and other current liabilities approximate fair value because of their short-term maturity. All of our other significant financial assets, financial liabilities and equity instruments are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

NOTE D - INTANGIBLE ASSETS

As of June 30, 2013 the net amount of intangible assets amounted to $147,271, which consisted of intangible assets valued at $2,470,588, in connection with the acquisition of the Company by Gilman which was accounted for under the purchase method. Intangible assets consist of the Broker-Dealer Registration and the Independent Contractor Agreements of the Company in the amounts of approximately $100,000 and $2,370,588, respectively. The related accumulated amortization of the Company's intangible assets at June 30, 2013 amounted to approximately $71,250 and $2,252,067 for the Broker-Dealer Registration and the Independent Contractor Agreements, respectively.

Amortization expense for the fiscal year ended June 30, 2013 amounted to $163,039. Estimated amortization expense for the fiscal year 2014 is expected to be $123,521 in 2014 and $5,000 in 2015, 2016, 2017 and 2018.

As of June 30, 2013 the remaining amount of the Company's goodwill, net of amortization recorded prior to June 30, 2002, was $2,687,244.

NOTE E - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company does have $150,000 of cash held on deposit for the satisfaction of any unsettled obligations, which is recorded in restricted cash.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE F - RELATED-PARTY TRANSACTIONS

The Company entered into a contract with its parent, Gilman Ciocia, Inc (Gilman) to provide overhead services, such as administrative expenses. These administrative expenses include operational costs such as rent, payroll, commission processing services, and other administrative support services. The

NOTE F – (continued)

overhead fee expense is calculated as a fixed percentage of Gilman's administrative expenses. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. The overhead fee for the year ended June 30, 2013, was $7,675,060.

The Company records commission revenue for sales made by registered representatives that are also employees of Gilman. As of June 30, 2013 $5,887,289 of commission expense and $916,184 of commissions payable, net, were reflected for these transactions in "Commissions affiliate" and "Receivable from parent" in the statement of operation and financial condition, respectively.

The Company receives payment for account supervision for its Registered Investment Advisor affiliate, Asset & Financial Planning, Ltd. (AFP) and pays 100% of this fee to this affiliate. For the year ended June 30, 2013 the amount received by the Company and paid to AFP totaled approximately $3,018,471 which is presented net in the statement of operations.

As of June 30, 2013, there was a net receivable of $69,060 due to parent or affiliates as a result of transactions conducted with the parent and affiliates to date. Such receivable is non-interest bearing.

NOTE G - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2013, the Company had net capital of $1,427,397, which exceeded its requirement of $100,000 by $1,327,397. At June 30, 2013, the Company's ratio of aggregate indebtedness to net capital was 1.0 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker, which required, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - INCOME TAXES

At June 30, 2013 the Company does not have a separate federal income tax liability as the consolidated group of Gilman does not have any federal tax liability.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that include securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

NOTE J - REGULATORY AND LEGAL MATTERS

On April 6, 2012, the State of Florida Office of Financial Regulation (the "OFR") commenced an Administrative Proceeding (the "OFR Administrative Proceeding") against PCS, Asset & Financial Planning, Ltd. ("AFP"), a wholly owned subsidiary and a registered investment advisor, and three registered representatives of PCS (the "Registered Representatives"). The OFR Administrative Proceeding sought the imposition of administrative fines from PCS, AFP and the Registered Representatives. The allegations in the OFR Administrative Proceeding concerned the impact of management fees on the bonus provisions of a rider on 53 customer variable annuities between 2007 and 2010. On July 10, 2012, the OFR commenced a lawsuit in Florida state court (the "OFR Court Case") PCS, AFP and the Registered Representatives. The OFR Court Case sought an injunction against PCS, AFP and the Registered Representatives from violating the Florida Securities and Investor Protection Act and an award of damages to the owners of the 53 customer variable annuities (the "Customers"). AFP has since instituted procedures to insure that no other variable annuities under management are similarly impacted. PCS, AFP and the Registered Representatives believed that these transactions were an administrative error and that the Customers did not suffer any economic harm or damage. PCS, AFP and the Registered Representatives did not believe that the imposition of administrative fines was appropriate and they vigorously defended against the OFR Administrative Proceeding and against the OFR Court Case.

On January 30, 2013, the OFR executed and docketed a Final Order approving a Stipulation and Consent Agreement settling the OFR Administrative Proceeding and the OFR Court Case against PCS, AFP and certain Registered Representatives. The terms of the settlement with the OFR are as follows: PCS, AFP and the Registered Representatives agreed to pay an administrative fine in the amount of $70,000, which was paid on March 22, 2013; PCS, AFP and the Registered Representatives agreed to pay $26,175 in costs, which was paid on March 22, 2013; PCS, AFP and the Registered Representatives agreed to pay damages in the amount of $100,000 to the Customers, which was paid on March 26, 2013; and two of the Registered Representatives agreed to sign two (2) year agreements with OFR restricting their registrations as associated persons of PCS and AFP. The two Registered Representatives resigned from PCS on March 13, 2013 and they did not sign the two (2) year agreements.

By letter dated October 4, 2012, FINRA advised PCS that it was conducting an inquiry related to PCS' participation in four (4) Private Placement Note Offerings (the "Offerings") by Gilman Ciocia, Inc. ("GC"). PCS is a wholly owned subsidiary of GC. By letter dated January 30, 2013, FINRA advised PCS that it was continuing its inquiry related to PCS' participation in the Offerings. By letter dated August 5, 2013, FINRA's Enforcement Department advised PCS that it was investigating this matter to determine whether violations of the security laws or FINRA rules have occurred.

PCS and GC do not believe that any violations of the security laws or FINRA rules have occurred concerning the Offerings. However, PCS and GC cannot at this time estimate the financial outcome of the investigation by FINRA's Enforcement Department.

NOTE K – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 28, 2013 for disclosure purposes.

SUPPLEMENTARY INFORMATION

Prime Capital Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I

June 30, 2013

Net capital	
Stockholder's equity qualified for net capital	$ 5,035,929
Deductions and/or charges	
Non-allowable assets	
Commissions receivable, net	604,288
Goodwill and other intangibles, net	2,834,515
Receivable from parent	69,060
Other assets	94,985
Net capital before haircuts on securities positions	1,433,081
Haircuts on securities	
Debt securities and others	5,684
Net capital	1,427,397
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,372,939 or $100,000	100,000
Excess Net Capital	$1,327,397
Ratio of aggregate indebtedness to net capital	1.0 to 1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT REGARDING SEC RULE 15c3-3

June 30, 2013

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

LVW LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

In planning and performing our audit of the financial statements of Prime Capital Services, Inc. (the "Company"), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liggett Vogt & Webb, P.A.
Certified Public Accountants

New York, New York
August 28, 2013

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholder
Prime Capital Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the year ended June 30, 2013, which were agreed to by Prime Capital Services, Inc ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett Vogt & Webb, P.A.
Certified Public Accountants

New York, New York
August 28, 2013